Exhibit 17.1

ELIZABETH GRACE DOLAN

MAY 28, 2015

Dear fellow Quiksilver Directors:

It is with regret that I inform you that I am resigning from the Quiksilver board effective immediately.

I joined this board with a strong commitment to carrying out the full responsibilities of a Director. By excluding me from crucial board discussions and votes, I have been prevented from fulfilling this role. Indeed, your lack of trust in me has been made clear. On my end, this can’t be rebuilt.

With respect, I wish the best for the future of Quiksilver.

Elizabeth G. Dolan